UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Sparton Corporation
(Name of Issuer)

Common Stock, $1.25 par value
(Title of Class of Securities)

847235108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,319
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 320,319
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 47,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,787
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 367,787
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,787
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 367,787
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,787
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 367,787
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON NORWOOD CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON NORWOOD INVESTMENT PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON NORWOOD INVESTMENT PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 847235108

1	NAME OF REPORTING PERSON CHARLES H. HOEVELER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,524
	8	SHARED VOTING POWER 311,589
	9	SOLE DISPOSITIVE POWER 7,524
	10	SHARED DISPOSITIVE POWER 311,589
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 847235108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.25 par value (the “Shares”), of Sparton Corporation, an Ohio corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 425 N. Martingale Road, Suite 1000, Schaumburg, Illinois 60173.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engine Capital Management, LLC, a Delaware limited liability company (“Engine Management”), as the investment manager of each of Engine Capital and Engine Jet;

(iv)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;

(v)	Arnaud Ajdler, as the managing member of Engine Management and Engine Investments;

(vi)	Norwood Capital Partners, LP, a Delaware limited partnership (“Norwood Partners”), with respect to the Shares directly and beneficially owned by it;

(vii)	Norwood Investment Partners, LP, a California limited partnership (“Norwood Investments”), as the general partner of Norwood Partners;

(viii)	Norwood Investment Partners GP, LLC, a California limited liability company (“Norwood GP”), as the general partner of Norwood Investments; and

(ix)	Charles H. Hoeveler, as the managing partner of Norwood Investments and the managing member of Norwood GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engine Capital, Engine Jet, Engine Management, Engine Investments, and Mr. Ajdler is 1370 Broadway, 5th Floor, New York, New York 10018.  The address of the principal office of each of Norwood Partners, Norwood Investments and Mr. Hoeveler is 100 Larkspur Landing Circle, Suite 212, Larkspur, California 94939.

CUSIP NO. 847235108

(c)           The principal business of each of Engine Capital and Engine Jet is investing in securities.  Engine Management is the investment manager of each of Engine Capital and Engine Jet.  Engine Investments serves as the general partner of each of Engine Capital and Engine Jet.  Mr. Ajdler serves as the managing member of each of Engine Management and Engine Investments.  The principal business of Norwood Partners is providing discretionary investment management services.  Norwood Investments is the general partner of Norwood Partners.  Norwood GP is the general partner of Norwood Investments.  Charles Hoeveler serves as the managing partner of Norwood Investments and the managing member of Norwood GP.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Ajdler is a citizen of Belgium.  Mr. Hoeveler is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 320,319 Shares beneficially owned by Engine Capital is approximately $5,158,216, excluding brokerage commissions.  The aggregate purchase price of the 47,468 Shares beneficially owned by Engine Jet is approximately $789,878, excluding brokerage commissions.

The Shares purchased by Norwood Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 311,589 Shares beneficially owned by Norwood Partners is approximately $6,511,337, excluding brokerage commissions.

The Shares purchased by Mr. Hoeveler were purchased in the open market with personal funds.  The aggregate purchase price of the 7,524 Shares directly owned by Mr. Hoeveler is approximately $183,937, excluding brokerage commissions

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 10, 2016, the Engine Parties and Norwood Parties (each as described therein) entered into a Group Agreement, as further described in Item 6 below and pursuant to which the parties agreed, among other things, to (i) undertake a plan of action at the Issuer aimed at enhancing shareholder value, which plan may include, but is not limited to, proposals relating to the Issuer’s operations, cost and capital allocation, strategic alternatives, the calling of special meeting(s), and/or reconstitution of the Issuer’s Board of Directors, (ii) take all action necessary or advisable to achieve the foregoing and (iii) take any other actions the parties thereto determine to undertake in connection with their respective investment in the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the board of directors of the Issuer (the “Board”), engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, the calling of special meeting(s), changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 847235108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,892,131 Shares outstanding, as of January 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 2, 2016.

A.	Engine Capital

(a)	As of the close of business on March 9, 2016, Engine Capital directly owned 320,319 Shares.

Percentage: 3.2%

(b)	1. Sole power to vote or direct vote: 320,319
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 320,319
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	Engine Jet

(a)	As of the close of business on March 9, 2016, Engine Jet directly owned 47,468 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 47,468
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 47,468
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	Engine Management

(a)
Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet.  As of the date hereof, Engine Management may be deemed to beneficially own 367,787 Shares.

CUSIP NO. 847235108

Percentage: 3.7%

(b)	1. Sole power to vote or direct vote: 367,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,787
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past (60) sixty days.

D.           Engine Investments

(a)
Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet.  As of the date hereof, Engine Investments may be deemed to beneficially own 367,787 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 367,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,787
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past (60) sixty days.

E.	Arnaud Ajdler

(a)	Mr. Ajdler, as the managing member of Engine Management and Engine Investments, may be deemed to beneficially own the 367,787 Shares owned beneficially by Engine Management and Engine Investments.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 367,787
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,787
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 847235108

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty (60) days.

F.	Norwood Partners

(a)	As of the close of business on March 9, 2016, Norwood Partners directly owned 311,589 Shares.

Percentage: 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 311,589

(c)	The transactions in the Shares by Norwood Partners during the past four (4) years are set forth in Schedule A and are incorporated herein by reference.

G.           Norwood Investments

(a)
Norwood Investments, as the general partner of Norwood Partners, may be deemed to beneficially own the Shares owned directly by Norwood Partners.  As of the date hereof, Norwood Investments may be deemed to beneficially own 311,589 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 311,589

(c)	Norwood Investments has not entered into any transactions in the Shares during the past four (4) years.

H.           Norwood GP

(a)
Norwood GP, as the general partner of Norwood Investments, may be deemed to beneficially own the Shares owned beneficially by Norwood Investments.  As of the date hereof, Norwood Investments may be deemed to beneficially own 311,589 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 311,589

(c)	Norwood GP has not entered into any transactions in the Shares during the past four (4) years.

I.	Charles H. Hoeveler

(a)
As of the close of business on March 9, 2016, Mr. Hoeveler directly owned 7,524 Shares. As the managing partner of Norwood Investments and the managing member of Norwood GP, Mr. Hoeveler may be deemed to beneficially own the 311,589 Shares owned beneficially by Norwood Investments and Norwood GP.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 7,524
2. Shared power to vote or direct vote: 311,589
3. Sole power to dispose or direct the disposition: 7,524
4. Shared power to dispose or direct the disposition: 311,589

CUSIP NO. 847235108

(c)	Mr. Hoeveler has not entered into any transactions in the Shares during the past sixty (60) days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 10, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Also on March 10, 2016, the Engine Parties and Norwood Parties (each as described therein) entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to undertake a plan of action at the Issuer aimed at enhancing shareholder value.  The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Engine Capital, L.P., Engine Jet Capital,  L.P., Engine Investments, LLC, Engine Capital Management, LLC, Arnaud Ajdler, Norwood Capital Partners, LP, Norwood Investment Partners, LP, Norwood Investment Partners GP, LLC, and Charles H. Hoeveler, dated March 10, 2016.

99.2
Group Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Investments, LLC, Engine Capital Management, LLC, Norwood Capital Partners, LP, and Norwood Investment Partners, LP, dated March 10, 2016.

CUSIP NO. 847235108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 10, 2016

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

CUSIP NO. 847235108

Norwood Capital Partners, LP

By:	Norwood Investment Partners, LP its General Partner

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Partner

Norwood Investment Partners, LP

By:	Norwood Investment Partners GP, LLC its General Partner

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Member

Norwood Investment Partners GP, LLC

By:	/s/ Charles H. Hoeveler
	Name:	Charles H. Hoeveler
	Title:	Managing Member

/s/ Charles H. Hoeveler
CHARLES H. HOEVELER

CUSIP NO. 847235108

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ENGINE CAPITAL, L.P.

488	22.9050	10/08/14
5,677	22.7456	02/03/15
5,275	20.2500	02/04/15
49,505	20.3457	02/04/15
475	21.1500	02/05/15
10,536	22.3494	02/06/15
1,635	22.1728	02/12/15
5,270	22.4437	02/17/15
6,803	22.0478	03/03/15
672	24.9925	07/08/15
1,503	24.7972	07/08/15
7,395	24.9953	07/08/15
10,000	15.4723	02/04/16
10,000	14.9389	02/05/16
4,750	11.8004	02/08/16
8,840	11.8004	02/08/16
53,073	13.6400	02/09/16
14,265	12.9966	02/09/16
34,837	13.9758	02/10/16
8,709	13.1421	02/12/16
740	13.7500	02/16/16
17,418	13.7423	02/16/16
1,588	14.3585	02/17/16
12,882	14.3158	02/17/16
348	14.4000	02/18/16
8,709	14.2610	02/18/16
6,358	14.2025	02/19/16
2,137	14.5200	02/22/16
4,442	14.4317	02/22/16
11,693	14.2561	02/23/16
5,313	13.8664	02/24/16
8,896	14.2524	02/26/16
87	14.4000	03/01/16

ENGINE JET CAPITAL, L.P.

90	22.9050	10/08/14
1,055	22.7456	02/03/15
981	20.2500	02/04/15
9,205	20.3457	02/04/15
88	21.1500	02/05/15

CUSIP NO. 847235108

1,983	22.3494	02/06/15
305	22.1728	02/12/15
983	22.4437	02/17/15
1,255	22.0478	03/03/15
128	24.9925	07/08/15
288	24.7972	07/08/15
1,415	24.9953	07/08/15
1,310	11.8004	02/08/16
7,867	13.6400	02/09/16
2,114	12.9966	02/09/16
5,163	13.9758	02/10/16
1,291	13.1421	02/12/16
110	13.7500	02/16/16
2,582	13.7423	02/16/16
235	14.3585	02/17/16
1,909	14.3158	02/17/16
52	14.4000	02/18/16
1,291	14.2610	02/18/16
942	14.2025	02/19/16
317	14.5200	02/22/16
658	14.4317	02/22/16
1,733	14.2561	02/23/16
787	13.8664	02/24/16
1,318	14.2524	02/26/16
13	14.4000	03/01/16

Transactions in the Shares During the Past Four (4) Years

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

NORWOOD INVESTMENT PARTNERS, LP.

2,000	8.8900	3/9/2012
1,000	9.1000	3/23/2012
1,137	9.3600	4/3/2012
1,000	9.8000	4/5/2012

CUSIP NO. 847235108

1,000	9.8700	4/9/2012
1,000	9.9800	4/10/2012
600	9.9700	4/11/2012
1,650	9.9900	4/12/2012
1,000	9.9600	4/13/2012
800	9.9600	4/16/2012
400	9.9700	4/17/2012
1,000	9.8500	4/18/2012
3,000	9.8200	4/19/2012
500	9.6100	4/20/2012
100	9.7800	4/25/2012
1	9.6000	4/27/2012
1,200	9.9100	5/1/2012
2,000	9.9700	5/2/2012
303	9.9500	5/3/2012
1,999	9.9500	5/4/2012
1,700	9.8100	5/10/2012
2,000	9.6900	5/11/2012
165	8.7500	5/18/2012
300	8.5600	5/22/2012
600	8.7800	5/30/2012
1,000	8.8200	5/31/2012
400	8.6800	6/8/2012
45	9.7900	8/14/2012
1,100	9.7500	8/15/2012
500	9.6000	8/21/2012
5,500	11.1900	9/11/2012
(3,420)	13.4800	11/5/2012
(4,200)	13.5700	11/6/2012
(4,899)	13.6500	11/7/2012
(460)	13.6200	11/8/2012
(1,221)	13.6600	11/9/2012
11,200	12.2300	11/13/2012
1,000	12.5400	11/14/2012
1,000	12.5100	11/15/2012
1,500	12.3500	11/20/2012
1,700	11.9500	11/21/2012
200	13.5800	12/20/2012
300	13.6700	12/26/2012
300	13.4900	12/27/2012
300	13.7100	1/2/2013
190	13.6400	1/3/2013
300	13.8800	1/17/2013

CUSIP NO. 847235108

144	15.3500	2/1/2013
66	15.0700	2/8/2013
1,000	14.7500	2/20/2013
2,900	14.2300	3/1/2013
100	14.2300	3/7/2013
200	14.2200	3/8/2013
100	14.2500	3/11/2013
(1,190)	14.1700	3/22/2013
(300)	14.0000	3/25/2013
300	12.3200	4/22/2013
690	12.3000	4/23/2013
900	14.8100	5/22/2013
1,000	14.8400	5/24/2013
200	16.3400	6/4/2013
300	16.8100	6/14/2013
1,400	16.2000	6/17/2013
100	15.9500	6/18/2013
600	15.9900	6/19/2013
(200)	17.2000	7/3/2013
(600)	25.4800	10/3/2013
(600)	28.4500	10/17/2013
(637)	27.9600	10/29/2013
(60)	25.7500	11/7/2013
(3,600)	25.2800	11/8/2013
1,000	27.3500	1/3/2014
1,497	27.4900	2/6/2014
400	28.5000	2/7/2014
2,000	30.2500	3/31/2014
2,000	29.0100	4/1/2014
1,453	29.0000	4/2/2014
2,000	29.2900	4/9/2014
700	27.7500	4/10/2014
10,000	26.6700	4/11/2014
700	26.7400	4/14/2014
6,100	26.8000	4/15/2014
3,000	26.4200	4/21/2014
6,000	27.0400	5/1/2014
2,600	26.8200	5/2/2014
3,000	26.4200	5/6/2014
2,000	26.1900	5/7/2014
7,000	25.9600	5/16/2014
200	25.5500	5/19/2014
7,236	24.8600	5/20/2014

CUSIP NO. 847235108

1,300	24.7200	5/21/2014
3,700	24.9000	5/22/2014
59	24.5000	5/23/2014
(10,000)	30.7900	6/12/2014
(1,225)	30.5700	6/16/2014
1,300	27.4900	7/10/2014
1,100	27.2400	7/11/2014
18,000	28.2500	7/22/2014
500	28.1600	7/23/2014
200	28.4500	7/29/2014
2,000	28.4000	7/30/2014
1,585	27.8300	7/31/2014
7,000	27.6500	8/5/2014
100	27.8100	8/5/2014
5,000	29.6800	8/20/2014
797	29.4900	8/29/2014
2,000	29.4100	9/2/2014
2,000	29.1800	9/3/2014
2,000	28.7900	9/4/2014
2,000	28.2100	9/5/2014
1,200	27.9500	9/8/2014
740	27.7200	9/9/2014
1,460	27.4500	9/11/2014
5,000	27.8800	9/12/2014
1,530	25.6000	9/15/2014
10,300	24.5400	9/24/2014
1,366	24.2400	9/25/2014
400	24.2400	9/26/2014
4,500	24.0900	10/6/2014
1,000	22.7700	10/9/2014
(2,000)	26.1500	10/16/2014
(6,000)	26.6600	10/17/2014
5,510	23.5700	10/23/2014
1,000	23.4700	10/24/2014
511	23.4000	10/27/2014
1,525	23.7500	10/30/2014
2,600	25.2100	10/31/2014
(6,000)	27.0300	11/5/2014
5,000	25.1900	11/14/2014
2,500	24.9000	11/17/2014
2,500	24.8600	11/18/2014
100	24.0000	11/19/2014
(3,400)	28.7200	12/29/2014

CUSIP NO. 847235108

(9,109)	28.1400	12/30/2014
(17,857)	28.2900	12/31/2014
(15,281)	28.3700	1/2/2015
(7,000)	28.3000	1/5/2015
(11,300)	28.4500	1/6/2015
(1,023)	28.1700	1/7/2015
(1,126)	27.4800	1/8/2015
(5,300)	26.2300	1/9/2015
(18,251)	26.2200	1/12/2015
(16,300)	26.3700	1/13/2015
(10,000)	26.0600	1/20/2015
(4,105)	26.1700	1/21/2015
(15,895)	26.5100	1/22/2015
4,415	22.9700	2/5/2015
77,011	20.5000	2/9/2015
50,000	20.2500	2/9/2015
68,860	22.4300	2/10/2015
29,714	22.2200	2/11/2015
10,000	22.2100	2/18/2015
5,300	22.2300	2/19/2015
100	22.2500	2/20/2015
2,100	22.3000	2/23/2015
500	22.0500	2/25/2015
700	22.0500	2/26/2015
10,000	22.0900	3/6/2015
2,697	21.9900	3/9/2015
6	22.0000	3/12/2015
2,297	21.7400	3/13/2015
6,400	25.8900	5/5/2015
3,600	25.4300	5/6/2015
3,732	25.2100	5/6/2015
8,000	24.9700	7/13/2015
5,000	24.9600	7/20/2015
1,972	24.9900	7/21/2015
68	24.3000	7/22/2015
3,028	24.9500	7/22/2015
8,932	23.6800	7/23/2015
5,000	23.9700	8/3/2015
5,000	23.9200	8/4/2015
5,000	23.8600	8/7/2015
300	23.7500	8/10/2015
9,336	23.6200	8/12/2015
364	23.9300	8/13/2015

CUSIP NO. 847235108

8,695	23.4600	8/14/2015
1,305	23.5800	8/17/2015
3,122	22.3900	8/27/2015
3,000	21.6900	8/28/2015
5,000	22.5900	9/1/2015
5,000	21.7800	9/16/2015
(2,000)	25.2700	10/21/2015
(100)	25.0400	10/22/2015
(800)	25.1100	10/23/2015
(2,100)	25.0500	10/27/2015
100	22.6400	10/30/2015
1,300	22.5100	11/2/2015
(38,265)	23.5300	11/12/2015
(5,010)	3.0500	11/13/2015
(6,490)	22.9400	11/16/2015
3,000	21.2600	11/27/2015
3,000	21.2600	11/30/2015
3,000	21.4400	12/1/2015
3,000	21.4500	12/2/2015
3,000	21.3700	12/3/2015
3,000	20.9200	12/4/2015
3,000	20.7300	12/7/2015
500	20.2500	12/8/2015
800	20.2400	12/10/2015
1,700	20.1000	12/11/2015
4,000	19.4400	12/14/2015
402	19.0000	12/15/2015
1,516	18.9800	12/16/2015
6,082	18.9800	12/17/2015
5,000	20.0400	1/6/2016
5,000	19.5100	1/7/2016
4,000	19.3900	1/8/2016
4,795	19.0400	1/11/2016
2,810	18.3300	1/12/2016
200	18.3400	1/13/2016
2,195	18.3500	1/14/2016
4,700	18.1700	1/15/2016
3,011	17.5000	1/19/2016
700	17.4200	1/20/2016
2,289	17.2100	1/21/2016
(100,000)	11.8700	2/11/2016